Exhibit 99.1

Kamada Reports Financial Results for Fourth Quarter and Fiscal Year 2019

●	Total Revenues for Fiscal 2019 were $127.2 million, up 11% as Compared to 2018
●	Gross Profit for Fiscal 2019 was $49.7 Million, up 20% as Compared to 2018
●	Adjusted EBITDA for Fiscal 2019 was $28.5 Million, up 19% as Compared to 2018
●	As of December 31, 2019, the Company had Cash, Cash Equivalents, and Short-Term Investments of $73.9 million
●	Reiterating Full-Year 2020 Total Revenue Guidance of $132 Million to $137 Million

●	Total Revenues for Fourth Quarter of 2019 were $32.1 Million
●	Gross Profit for Fourth Quarter of 2019 was $12.1 Million
●	Adjusted EBITDA for Fourth Quarter of 2019 was $6.8 Million
●	Comparing fourth quarter year-over-year, it is notable that the Company’s fourth quarter 2018 financial results significantly increased by expediting shipments that were delayed from the third quarter of 2018 due to the then labor strike in our manufacturing plant

REHOVOT, Israel – February 12, 2020 -- Kamada Ltd. (NASDAQ: KMDA; TASE: KMDA.TA), a plasma-derived biopharmaceutical company, today announced financial results for the three months and 12 months ended December 31, 2019.

“We are very pleased with the overall performance delivered by our business throughout 2019,” said Amir London, Kamada’s Chief Executive Officer. “For full-year 2019, total revenues were $127.2 million, representing an 11% increase over full-year 2018. Total revenues for fiscal 2019 were in-line with 2019 expected revenues of between $126.5 million and $127.5 million. Based on our positive outlook for 2020, which includes anticipated increased sales of our Proprietary Products portfolio in international markets, growth in our Distribution Products segment in Israel, and sales growth of KEDRAB®, our anti-rabies IgG product, we anticipate total revenues to be in the range of $132 million to $137 million for fiscal 2020.”

“Our overall gross profit for the fourth quarter and full-year 2019 was $12.1 million and $49.7 million, respectively,” continued Mr. London. “Adjusted EBITDA for the fourth quarter and full-year 2019 was $6.8 million and $28.5 million, respectively. Our cash, cash equivalents and short-term investments were $73.9 million as of December 31, 2019, an increase of $23.3 million compared to the end of 2018. In addition, the recent $25 million private placement investment made by the FIMI Opportunity Fund will support the continued execution of our business development strategy, which is focused on identifying new product opportunities for our manufacturing plant and seeking complementary products via licensing and acquisition.”

“Looking further ahead, while the planned transition of GLASSIA® manufacturing to Takeda during 2021 is expected to significantly decrease our revenue and profitability in 2021 and 2022, our organic growth, as well as the expected future royalty payments from Takeda and our continued business development efforts, are expected to result in resumed revenue and profitability growth beginning in 2023,” continued Mr. London. “As recently announced, we entered into two important transactions in the fourth quarter of 2019 which will contribute to our future growth. First, we executed an agreement with Alvotech to commercialize in Israel a portfolio of six biosimilar product candidates, upon receipt of regulatory approval from the Israeli Ministry of Health; the first of these products is expected to be launched in Israel in 2022. Second, we signed a binding term sheet for a 12-year contract manufacturing agreement with an undisclosed partner to manufacture an FDA approved and commercialized specialty hyper-immune globulin product. We intend to finalize this agreement during 2020 and anticipate commencing commercial manufacturing in early 2023. We expect the new product to contribute approximately $8 million to $10 million to our annual revenues, with an estimated gross margin similar to the average gross margins of our Proprietary Products segment.”

“Lastly, our clinical development pipeline continued to advance in the fourth quarter, as we randomized the first patient in our Phase 3 InnovAATe clinical trial in Europe. InnovAATe is a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial designed to assess the efficacy and safety of our inhaled AAT product in patients with AAT Deficiency and moderate lung disease that will be conducted in Europe and the U.S. In addition, during 2020, we expect to announce results from a proof-of-concept clinical trial of our IV-AAT as preemptive therapy for patients at high-risk for the development of steroid-refractory acute GvHD, as well as top-line data from our phase 2 trial of IV-AAT for the prevention of lung transplant rejection,” concluded Mr. London.

Financial Highlights for the Three Months Ended December 31, 2019

●	Total revenues were $32.1 million in the fourth quarter of 2019, a 33% decrease from the $48.2 million recorded in the fourth quarter of 2018. As a reminder, Kamada’s fourth quarter 2018 financial results significantly increased due to the release and shipments of GLASSIA lots to the U.S. that were delayed from the third quarter of 2018 due to the then labor strike in the Company’s manufacturing facility.
●	Revenues from the Proprietary Products segment in the fourth quarter of 2019 were $25.2 million, a 42% decrease from the $43.1 million reported in the fourth quarter of 2018
●	Revenues from the Distribution segment were $6.9 million in the fourth quarter of 2019, a 36% increase from the $5.1 million recorded in the fourth quarter of 2018
●	Gross profit was $12.1 million in the fourth quarter of 2019, a 43% decrease from the $21.3 million reported in the fourth quarter of 2018. Gross margin was 38%, compared to 44% in the fourth quarter of 2018.
●	Operating expenses, including R&D, Sales & Marketing, G&A, and Other expenses, totaled $6.6 million in the fourth quarter of 2019, as compared to $5.9 million in the fourth quarter of 2018
●	Net income was $5.4 million, or $0.13 per share, in the fourth quarter of 2019, as compared to net income of $17.7 million, or $0.44 per share, in the fourth quarter of 2018
●	Adjusted EBITDA, as detailed in the tables below, was $6.8 million in the fourth quarter of 2019, as compared to $16.5 million in the fourth quarter of 2018
●	Cash provided by operating activities was $8.6 million in the fourth quarter of 2019, as compared to cash provided by operating activities of $6.4 million in the fourth quarter of 2018

Financial Highlights for the Year Ended December 31, 2019

●	Total revenues were $127.2 million in the year ended December 31, 2019, an 11% increase from the $114.5 million recorded in 2018
●	Revenues from the Proprietary Products segment for the year ended December 31, 2019, were $97.7 million, an 8% increase from the $90.8 million reported in 2018
●	Revenues from the Distribution segment were $29.5 million in the year ended December 31, 2019, a 25% increase from the $23.7 million recorded in 2018
●	Gross profit was $49.7 million in the year ended December 31, 2019, a 20% increase from the $41.5 million reported in 2018. Gross margin increased to 39% from 36% in 2018.

●	Gross profit from the Proprietary Products segment was $45.3 million in the year ended December 31, 2019, compared to $38.0 million reported in 2018. Gross margin increased to 46% from 42% in 2018.
●	As previously communicated, during 2020, Kamada expects a change in product sales mix, as well as reduced plant utilization, which are anticipated to result in an overall decrease in the Proprietary Products segment’s full-year gross margins of approximately three to five percentage points as compared to 2019.
●	Operating expenses, including R&D, Sales & Marketing and G&A, and Other expenses, totaled $26.9 million in the year ended December 31, 2019, as compared to $22.2 million in the year ended December 31, 2018. This increase was primarily driven by increased R&D expenses specifically related to the initiation of the Company’s pivotal Phase 3 InnovAATe clinical trial. As previously communicated, due to the planned acceleration in 2020 of this clinical study, Kamada expects an approximately 20% to 25% increase in R&D expenses in 2020, as compared to 2019. Such increase is higher than previously reported due to the delay of certain activities originally planned for 2019 which are currently expected to take place in early 2020.
●	Net income was $22.2 million, or $0.55 per share, in the year ended December 31, 2019, as compared to net income of $22.3 million, or $0.55 per share, in 2018
●	Adjusted EBITDA, as detailed in the tables below, was $28.5 million in the year ended December 31, 2019, as compared to $23.9 million in 2018
●	Cash provided by operating activities was $27.6 million in the year ended December 31, 2019, as compared to cash provided by operating activities of $10.5 million in 2018

Balance Sheet Highlights

As of December 31, 2019, the Company had cash, cash equivalents, and short-term investments of $73.9 million, as compared to $50.6 million at December 31, 2018. This does not include the net proceeds generated from the $25 million private placement closed with FIMI Opportunity Fund in February 2020.

Recent Corporate Highlights

●	Entered into an agreement with Alvotech, a global biopharmaceutical company, to commercialize Alvotech’s portfolio of six biosimilar product candidates in Israel, upon receipt of regulatory approval from the Israeli Ministry of Health
●	Signed a binding term sheet for a 12-year contract manufacturing agreement with an undisclosed partner to manufacture a U.S. FDA approved and commercialized specialty hyper-immune globulin product
●	Randomized the first patient in Europe into the pivotal Phase 3 InnovAATe clinical trial evaluating the safety and efficacy of the Company’s proprietary inhaled Alpha-1 Antitrypsin therapy for the treatment of Alpha-1 Antitrypsin Deficiency
●	Closed a $25 million private placement with FIMI Opportunity Fund
●	Promoted Ms. Hanni Neheman as Vice President of Sales and Marketing. Ms. Neheman has more than 20 years of experience in marketing and sales in the pharmaceutical industry and for the past five years has served as Kamada’s Head of Israeli Business Operations.

Conference Call

Kamada management will host an investment community conference call on Wednesday, February 12 at 8:30am Eastern Time to discuss these results and answer questions. Shareholders and other interested parties may participate in the conference call by dialing 877-407-0792 (from within the U.S.), 1809 406 247 (from Israel), or 201-689-8263 (International) and entering the conference identification number: 13698675. The call will also be webcast live on the Internet on the Company’s website at www.kamada.com.

About Kamada

Kamada Ltd. is focused on plasma-derived protein therapeutics for orphan indications, and has a commercial product portfolio and a late-stage product pipeline. The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived Immune globulins. AAT is a protein derived from human plasma with known and newly-discovered therapeutic roles given its immunomodulatory, anti-inflammatory, tissue-protective and antimicrobial properties. The Company’s flagship product is GLASSIA®, the first liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. Food and Drug Administration. Kamada markets GLASSIA® in the U.S. through a strategic partnership with Takeda Pharmaceuticals Company Limited and in other counties through local distributors. Kamada’s second leading product is KAMRAB, a rabies immune globulin (Human) for Post-Exposure Prophylaxis against rabies infection. KAMRAB is FDA approved and is being marketed in the U.S. under the brand name KEDRAB® and through a strategic partnership with Kedrion S.p.A. In addition to GLASSIA and KEDRAB, Kamada has a product line of four other plasma-derived pharmaceutical products administered by injection or infusion, that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America and Asia. Kamada has late-stage products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency, and in addition, its intravenous AAT is in development for other indications, such as GvHD, prevention of lung transplant rejection and type-1 diabetes. Kamada also leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing more than 20 complementary products in Israel that are manufactured by third parties.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements regarding 1) the total revenues to be in the range of $132 million to $137 million for fiscal 2020; 2) anticipated significant decrease in revenue and profitability during the years 2021 and 2022, 3) expectation that Kamada’s organic internal growth, expected future royalty payments from Takeda and continued business development efforts will result in Kamada resuming revenue and profitability growth beginning in 2023; 4) expectation that the first of Alvotech products will launch in Israel in 2022; 5) expectation of finalizing the agreement with a partner relating to a hyper-immune globulin product during 2020, anticipated commencement of commercial manufacturing in early 2023 for such product and such product contributing approximately $8 million to $10 million to Kamada’s annual revenues with estimated gross margin level similar to the average gross margins of its proprietary products segment; 6) expectation to announce, during 2020, results from a proof-of-concept clinical trial as preemptive therapy for patients at high-risk for the development of steroid-refractory acute GvHD and our phase2 trial of IV-AAT for prevention of lung transplant rejection; 7) expectation that due to a change in sales mix and reduced plant utilization, Propriety Products segment’s full-year gross margins will decrease approximately three to five percentage points as compared to 2019; and 8) expectation that R&D expenses will increase approximately 20% to 25% as compared to 2019. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, availability of new product opportunities for Kamada’s manufacturing plant at terms and conditions acceptable to Kamada, availability of complementary products for Kamada to license or acquire at terms and conditions acceptable to Kamada, status of Kamada’s proposed Inhaled AAT phase 3 clinical study, unexpected results of other ongoing clinical studies, delays of clinical studies including the Phase 3 study as a result of inability to recruit patients, commercial success of KEDRAB, the Alvotech products and the hyper-immune globulin product, Kamada’s ability to manage operating expenses, additional competition in the markets that Kamada competes, regulatory delays, prevailing market conditions, corporate events associated with our partners and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise. The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

CONTACTS:

Chaime Orlev

Chief Financial Officer

IR@kamada.com

Bob Yedid

LifeSci Advisors, LLC

646-597-6989

Bob@LifeSciAdvisors.com

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2019	2018
	U.S. Dollars in thousands
Assets
Current Assets
Cash and cash equivalents	$42,662	$18,093
Short-term investments	31,245	32,499
Trade receivables, net	23,210	27,674
Other accounts receivables	3,272	3,308
Inventories	43,173	29,316
Total Current Assets	143,562	110,890

Non-Current Assets
Property, plant and equipment, net	28,572	25,004
Other long term assets	352	174
Deferred taxes	1,311	2,048
Total Non-Current Assets	30,235	27,226
Total Assets	$173,797	$138,116

Liabilities
Current Liabilities
Current maturities of bank loans and leases	$1,509	$562
Trade payables	24,830	17,285
Other accounts payables	5,811	5,261
Deferred revenues	589	461
Total Current Liabilities	32,739	23,569

Non-Current Liabilities
Bank loans and leases	4,238	716
Deferred revenues	232	668
Employee benefit liabilities, net	1,269	787
Total Non-Current Liabilities	5,739	2,171

Shareholder's Equity
Ordinary shares	10,425	10,409
Additional paid in capital net	180,819	179,147
Capital reserve due to translation to presentation currency	(3,490)	(3,490)
Capital reserve from hedges	8	(57)
Capital reserve from securities measured at fair value through other comprehensive income	145	34
Capital reserve from share-based payments	8,844	9,353
Capital reserve from employee benefits	(359)	4
Accumulated deficit	(61,073)	(83,024)
Total Shareholder’s Equity	135,319	112,376
Total Liabilities and Shareholder’s Equity	$173,797	$138,116

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the year ended		Three months period ended
	December 31,		December 31,
	2019	2018	2019	2018
	U.S. Dollars in thousands, other than per share information

Revenues from proprietary products	$97,696	$90,784	$25,175	$43,138
Revenues from distribution	29,491	23,685	6,896	5,073

Total revenues	127,187	114,469	32,071	48,211

Cost of revenues from proprietary products	52,425	52,796	14,013	22,290
Cost of revenues from distribution	25,025	20,201	5,969	4,665

Total cost of revenues	77,450	72,997	19,982	26,955

Gross profit	49,737	41,472	12,089	21,256

Research and development expenses	13,059	9,747	3,329	2,573
Selling and marketing expenses	4,370	3,630	929	906
General and administrative expenses	9,194	8,525	2,343	2,393
Other expenses and (incomes)	330	311	3	-
Operating income	22,784	19,259	5,485	15,384

Financial income	1,146	830	259	202
Financial expenses	(293)	(172)	(76)	(27)
Income (expense) in respect of securities measured at fair value, net	(5)	(178)	(2)	(26)
Income (expense) in respect of currency exchange differences and derivatives instruments, net	(651)	602	(148)	268
Income before taxes	22,981	20,341	5,518	15,801
Taxes on income	730	(1,955)	156	(1,944)

Net Income	$22,251	$22,296	$5,362	$17,745

Other Comprehensive Income (loss) :
Items that may be reclassified to profit or loss in subsequent periods:
Gain from securities measured at fair value through other comprehensive income	143	51	11	52
Gain (loss) on cash flow hedges	92	(176)	(7)	(88)
Net amounts transferred to the statement of profit or loss for cash flow hedges	(23)	70	(3)	36
Items that will not be reclassified to profit or loss in subsequent periods:
Actuarial gain (loss) from defined benefit plans	(388)	340	(388)	340
Deferred taxes	(11)	(9)	22	(9)
Total comprehensive income	$22,064	$22,572	$4,997	$18,076

Income per share attributable to equity holders of the Company:
Basic income per share	$0.55	$0.55	$0.13	$0.44
Diluted income per share	$0.55	$0.55	$0.13	$0.44

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended		Three months period ended
	December 31,		December 31,
	2019	2018	2019	2018
	U.S. Dollars in thousands
Cash Flows from Operating Activities
Net income	$22,251	$22,296	$5,362	$17,745

Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Adjustments to the profit or loss items:
Depreciation and impairment	4,519	3,703	1,140	889
Financial income, net	(197)	(1,082)	(33)	(417)
Cost of share-based payment	1,163	948	176	269
Taxes on income	730	(1,955)	156	(1,944)
Loss (gain) from sale of property and equipment	(2)	55	-	(15)
Change in employee benefit liabilities, net	94	(16)	(3)	93
	6,307	1,653	1,436	(1,125)
Changes in asset and liability items:

Decrease (increase) in trade receivables, net	5,117	2,311	709	(13,035)
Increase in other accounts receivables	(214)	(1,336)	(1,418)	(1,157)
Increase in inventories	(13,857)	(8,246)	(9,142)	(382)
Decrease (increase) in deferred expenses	399	235	66	(287)
Increase (decrease) in trade payables	6,259	(1,116)	10,844	5,278
Increase (decrease) in other accounts payables	863	(658)	484	459
Decrease in deferred revenues	(283)	(5,256)	(62)	(1,396)
	(1,716)	(14,066)	1,481	(10,520)
Cash received (paid) during the period for:

Interest paid	(243)	(54)	(61)	(12)
Interest received	1,106	739	552	288
Taxes paid	(134)	(22)	(109)	(5)
	729	663	382	271
Net cash provided by operating activities	$27,571	$10,546	$8,661	$6,371

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended		Three months period ended
	December 31,		December 31,
	2019	2018	2019	2018
	U.S. Dollars in thousands
Cash Flows from Investing Activities

Proceeds of investment in short term investments, net	$1,727	$(2,322)	$7,887	$(575)
Purchase of property and equipment and intangible assets	(2,300)	(2,884)	(812)	(851)
Proceeds from sale of property and equipment	9	30	-	15
Net cash provided by (used in) investing activities	(564)	(5,176)	7,075	(1,411)

Cash Flows from Financing Activities
Proceeds from exercise of share base payments	16	9	4	3
Repayment of long-term loans and leases	(1,546)	(596)	(399)	(146)
Net cash used in financing activities	(1,530)	(587)	(395)	(143)

Exchange differences on balances of cash and cash equivalent	(908)	629	(128)	405
Increase in cash and cash equivalents	24,569	5,412	15,213	5,222
Cash and cash equivalents at the beginning of the period	18,093	12,681	27,449	12,871
Cash and cash equivalents at the end of the period	$42,662	$18,093	$42,662	$18,093
Significant non-cash transactions
Purchase of property and equipment through leases	$5,035	-	$51	-
Purchase of property and equipment	$992	$720	$992	$720

ADJUSTED EBITDA

	For the year ended		Three months period ended
	December 31,		December 31,
	2019	2018	2019	2018
	U.S. Dollars in thousands
Net income (loss)	$22,251	$22,296	$5,362	$17,745
Taxes on income	730	(1,955)	156	(1,944)
Financial income, net	(197)	(1,082)	(33)	(417)
Depreciation and amortization expense	4,519	3,703	1,140	889
Cost of share - based payments	1,163	948	176	269
Adjusted EBITDA	$28,466	$23,910	$6,801	$16,542

ADJUSTED NET INCOME

	For the year ended		Three months period ended
	December 31,		December 31,
	2019	2018	2019	2018
	U.S. Dollars in thousands
Net income (loss)	$22,251	$22,296	$5,362	$17,745
Cost of share - based payments	1,163	948	176	269
Adjusted net income	$23,414	$23,244	$5,538	$18,014